Exhibit 99.1

20 February 2024

Metals Acquisition Ltd Dual Lists on ASX Following Upsized A$325 million IPO

Highlights

•	Metals Acquisition Limited was admitted to the ASX under the code ‘MAC’ and is now dual listed on the ASX and NYSE.

•	MAC raised A$325 million via the issue of 19,117,648 Chess Depositary Interests (CDIs) at A$17.00 per CDI (the Offer), being the top of the indicative price range for MAC’s bookbuild.

•	The implied market capitalisation of MAC following completion of the Offer is A$1.18 billion, making MAC’s ASX listing the largest mining listing on ASX in over 5 years, with the funds raised under the Offer representing the largest amount raised for a mining IPO on the ASX since July 2021.

•	Strong support for the Offer was received from Australian and offshore institutional investors, including MAC’s existing shareholders.

•	The dual listing on ASX provides MAC with greater liquidity and access to capital from Australian institutional and retail investors.

•	Proceeds of the Offer will be used for further development of the Company’s CSA Copper Mine in NSW, to pay a deferred payment due to the previous owner of the CSA Copper Mine, Glencore, to fund growth opportunities at CSA, for working capital and costs of the Offer.

•	MAC’s goal is to create a leading mid-tier, multi-asset producer of metals critical to the decarbonisation of the global economy.

•	MAC has a disciplined acquisition strategy focused on operating assets in stable global jurisdictions that have turnaround potential to create value upside for shareholders.

•	MAC is supported by a strong board and management team that have collectively operated in the world’s Tier 1 mining regions that is led by Australian CEO Mick McMullen, who was previously CEO of North America’s Detour Gold Corporation and Stillwater Mining Company.

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC) (‘MAC’ or the ‘Company’) is pleased to announce that following completion of its heavily oversubscribed initial public offering in Australia of CDIs, the Company has commenced trading on the Australian Securities Exchange (ASX) today under the ticker ‘MAC’.

MAC raised A$325 million (before costs) via the issue of 19,117,648 CDIs at the top of the indicative price range, being A$17.00 per CDI. Given the level of demand under the bookbuild process in connection with the Offer, MAC determined to upsize the raise from A$300 million to A$325 million. Based on the final price of A$17.00 per CDI, at listing MAC has an implied total market capitalisation of approximately A$1.18 billion. This cements MAC’s IPO as the biggest ASX mining listing based on market capitalisation in over 5 years.

Barrenjoey Markets Pty Limited and Canaccord Genuity (Australia) Limited acted as joint lead managers to the IPO. Gilbert + Tobin, Skadden, Arps, Slate, Meagher & Flom and Ogier are acting as Australian, US and Jersey legal advisors to the Company in relation to the Offer and ASX listing.

Also listed on the New York Stock Exchange (NYSE), MAC’s goal is to acquire and operate metals and mining assets in high-quality, stable jurisdictions around the world that are critical in the electrification and decarbonisation of the global economy.

The Company’s foundational asset is the CSA Copper Mine (CSA) near Cobar, western New South Wales, which MAC acquired from Glencore last year. CSA is the highest-grade copper mine in Australia.

MAC will use the IPO proceeds to repay a A$127 million (US$82.9 million) deferred consideration facility to Glencore in connection with the A$1.64 billion (US$1.1 billion) acquisition of CSA (which was paid in full on 16 February 2024). It will also commit further working capital to improve the mine’s production, development opportunities and undertake in-mine, near-mine and regional exploration.1

Backed by a strong board and management team, MAC is led by CEO Mick McMullen, who has more than 30 years of senior leadership experience in the exploration, financing, development, and operations of mining companies globally.

Mr. McMullen grew up in western NSW and was previously CEO and President of Canadian gold producer, Detour Gold Corporation, where he increased Detour’s market capitalisation from C$2.1 billion to C$4.9 billion over seven months leading to the C$4.9 billion acquisition of Detour by Kirkland Lake Gold Ltd. He was CEO at US palladium and platinum producer, Stillwater Mining Company, increasing its market capitalisation from US$1.3 billion to US$2.2 billion, and its eventual US$2.7 billion sale to Sibanye Gold Ltd.

Mr. McMullen, said: “We are very pleased to have achieved an ASX listing and thank our new shareholders for their support for MAC. An Australian IPO and listing will allow us to pursue a range of organic and inorganic growth opportunities in Australia and globally to continue building shareholder value.

While we have made significant progress in improving overall operational performance at our CSA Copper Mine to date, our initial focus will be to assess further exploration, development, and production improvement opportunities.”

With a disciplined M&A strategy, we will continue to evaluate prospects for growth through acquiring and operating assets in stable mining jurisdictions that will benefit from a turnaround and optimisation program to enhance value.

The listing is an important milestone for the Company as we continue to expand and work towards our long-term goal of owning and operating multiple metals and mining assets that are critical to the electrification and decarbonisation of the global economy and become a notable player in the industry.

As we grow, we are focused on ESG stewardship and a firm commitment to the responsible and sustainable discovery, development, extraction, and use of mineral resources. We are also committed to ensuring our assets are operated safely in partnership with local communities and other stakeholders.

On behalf of the Board and employees, I would like to thank our new shareholders for their support in what has been a strongly backed ASX IPO. We have received outstanding support and interest throughout the IPO process from investors, many of whom are existing holders continuing to support our vision.”

-ENDS-

This announcement is authorised for release by the Board of Directors.

1Further details concerning the use of funds raised under the Offer are set out in the announcement titled ‘Pre-quotation disclosure’ dated 16 February 2024.

Contacts

Company:	Media

Mick McMullen	Shane Murphy
Chief Executive Officer	FTI Consulting
Metals Acquisition Limited	+61 420 945 291
mick.mcmullen@metalsacqcorp.com	shane.murphy@fticonsulting.com

Dan Vujcic	Jane Munday

Chief Development Officer	FTI Consulting
Metals Acquisition Limited	+61 488 400 248
+61 461 304 393	jane.munday@fticonsulting.com
dan.vujcic@metalsacqcorp.com

About Metals Acquisition Limited

Metals Acquisition Limited is a company focused on operating and acquiring metals and mining businesses in high-quality, stable jurisdictions that are critical in the electrification and decarbonisation of the global economy. It is dual-listed on the New York Stock Exchange and the Australian Securities Exchange.

MAC owns and operates the CSA Copper Mine in Cobar, NSW, Australia, which it acquired from Glencore plc in 2023. CSA is the highest grade, producing copper asset in Australia, producing ~40kt of copper per annum; and ~450koz of silver. MAC is looking for in and near-mine growth opportunities and CSA, while seeking further acquisitions.

With a strong focus on environmental, social and governance stewardship, MAC’s team uses its deep technical and cost reduction expertise to identify assets with operational upside, cost reduction potential and/or expansion opportunities to extract value for shareholders.

MAC’s expertise extends across all commodities, including base metals, precious metals, battery metals, and through the value chain – from upstream mining through downstream processing and commodities trading, in all major mining jurisdictions.

For more information, please visit metalsacquisition.com

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward- looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.